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Exhibit 21.1

LIST OF THE REGISTRANT'S SIGNIFICANT SUBSIDIARIES

Name of Subsidiary	State of Incorporation
Mountaineer Park, Inc.	West Virginia
Scioto Downs, Inc.	Ohio
Presque Isle Downs, Inc.	Pennsylvania

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LIST OF THE REGISTRANT'S SIGNIFICANT SUBSIDIARIES